Exhibit 97.1

FEMASYS INC.

CLAWBACK POLICY

I.	Introduction

The Board of Directors (the “Board”) of Femasys Inc. (the “Company”) believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy.  The Board has therefore adopted this policy which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws (the “Policy”).  This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and Nasdaq Listing Rule 5608 (the “Listing Standards”).

II.	Administration

This Policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee of the Board (the Board or Compensation Committee of the Board if so designated, the “Administrator”). The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. Any determinations made by the Administrator shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by the Policy. In the administration of this Policy, the Administrator is authorized and directed to consult with the full Board or such other committees of the Board as may be necessary or appropriate as to matters within the scope of such other committee’s responsibility and authority. Subject to any limitation at applicable law, the Administrator may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).

III.	Covered Executives

This Policy applies to the Company’s current and former executive officers, as determined by the Administrator in accordance with the definition of executive officer set forth in Rule 10D-1 and the Listing Standards, and such other employees who may from time to time be deemed subject to the Policy by the Administrator (“Covered Executives”). This Policy applies to Incentive-Based Compensation (as defined below) received by a Covered Executive (a) after beginning services as a Covered Executive, (b) if that person served as a Covered Executive at any time during the performance period for such Incentive-Based Compensation, and (c) while the Company had a listed class of securities on a national securities exchange.

IV.	Incentive-Based Compensation

For purposes of this Policy, incentive-based compensation (“Incentive-Based Compensation”) includes any compensation that is granted, earned, or vested based wholly or in part upon the attainment of any financial reporting measures that are determined and presented in accordance with the accounting principles (“GAAP Measures”) used in preparing the Company’s financial statements and any measures derived wholly or in part from such measures, as well as non-GAAP Measures, stock price, and total shareholder return (collectively, “Financial Reporting Measures”); however, it does not include: (i) base salaries; (ii) discretionary cash bonuses; (iii) awards (either cash or equity) that are solely based upon subjective, strategic or operational standards or standards unrelated to Financial Reporting Measures; and (iv) equity awards that vest solely on completion of a specified employment period or without any performance condition.  Incentive-Based Compensation is considered received in the fiscal period during which the applicable reporting measure is attained, even if the payment or grant of such award occurs after the end of that period.  If an award is subject to both time-based and performance-based vesting conditions, the award is considered received upon satisfaction of the performance-based conditions, even if such an award continues to be subject to the time-based vesting conditions.

For the purposes of this Policy, Incentive-Based Compensation may include, among other things, any of the following:

•	Annual bonuses and other short- and long-term cash incentives.
•	Stock options.
•	Stock appreciation rights.
•	Restricted stock or restricted stock units.
•	Performance shares or performance units.

For purposes of this Policy, Financial Reporting Measures may include, among other things, any of the following:

•	Company stock price.
•	Total shareholder return.
•	Revenues.
•	Net income.
•	Earnings before interest, taxes, depreciation, and amortization (EBITDA).
•	Funds from operations.
•	Liquidity measures such as working capital or operating cash flow.
•	Return measures such as return on invested capital or return on assets.
•	Earnings measures such as earnings per share.

V.	Recoupment; Accounting Restatement

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under U.S. securities laws, including any required accounting restatement to correct an error in previously issued financial statements that (i) is material to the previously issued financial statements or (ii) is not material to previously issued financial statements, but that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (an “Accounting Restatement”), the Administrator will require reimbursement or forfeiture of any excess Incentive-Based Compensation received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare the Accounting Restatement (the “Look-Back Period”).  For the purposes of this Policy, the date on which the Company is required to prepare an Accounting Restatement is the earlier of (i) the date the Board concludes or reasonably should have concluded that the Company is required to prepare an Accounting Restatement to correct a material error, and (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement. The Company’s obligation to recover Erroneously Awarded Compensation (as defined below) is not dependent on if or when the restated financial statements are filed.

Recovery of the Incentive-Based Compensation is only required when the excess award is received by a Covered Executive (i) after the beginning of their service as a Covered Executive, (ii) who served as an executive officer at any time during the performance period for that Incentive-Based Compensation, (iii) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (iv) during the Look-Back Period immediately preceding the date on which the Company is required to prepare an accounting restatement.

VI.	Excess Incentive Compensation: Amount Subject to Recovery

The amount of Incentive-Based Compensation subject to recovery (“Erroneously Awarded Compensation”) is the amount the Covered Executive received in excess of the amount of Incentive-Based Compensation that would have been paid to the Covered Executive had it been based on the restated amounts, as determined by the Administrator.  The amount subject to recovery will be calculated on a pre-tax basis.

For Incentive-Based Compensation received as cash awards, the Erroneously Awarded Compensation is the difference between the amount of the cash award that was received (whether payable in a lump sum or over time) and the amount that should have been received applying the restated Financial Reporting Measure.  For cash awards paid from bonus pools, the Erroneously Awarded Compensation is the pro rata portion of any deficiency that results from the aggregate bonus pool that is reduced based on applying the restated Financial Reporting Measure.

For Incentive-Based Compensation received as equity awards that are still held at the time of recovery, the amount subject to recovery is the number of shares or other equity awards received or vested in excess of the number that should have been received or vested applying the restated Financial Reporting Measure.  If the equity award has been exercised, but the underlying shares have not been sold, the Erroneously Awarded Compensation is the number of shares underlying the award.

With respect to any compensation plans or programs that take into account Incentive-Based Compensation, including long-term disability and life insurance plans, the amount of Erroneously Awarded Compensation subject to recovery hereunder includes, but is not limited to, the amount contributed by the Company to any notional account based on Erroneously Awarded Compensation and any earnings accrued to date on that notional amount.

For Incentive-Based Compensation based on stock price or total shareholder return: (a) the Administrator shall determine the amount of Erroneously Awarded Compensation based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received; and (b) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to The Nasdaq Stock Market (“Nasdaq”).

In instances where the Administrator is not able to determine the amount of Erroneously Awarded Compensation directly from the information in the accounting restatement, the amount will be based on the Administrator’s reasonable estimate of the effect of the accounting restatement on the applicable measure.  In such instances, the Company will maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq.

VII.	Method of Recoupment

The Administrator will determine, in its sole discretion, subject to applicable law, the timing and method for recouping Incentive-Based Compensation hereunder, which may include, without limitation:

•	requiring reimbursement of cash Incentive-Based Compensation previously paid;

•	seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;

•	offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;

•	cancelling outstanding vested or unvested equity awards; and/or

•	taking any other remedial and recovery action permitted by law, as determined by the Administrator.

VIII.	No Indemnification; Successors

Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Covered Executive that may be interpreted to the contrary, the Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive-Based Compensation.  This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

IX.	Exception to Enforcement

The Administrator shall recover any excess Incentive-Based Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Compensation Committee in accordance with Rule 10D-1 of the Exchange Act and any applicable rules or standards adopted by the SEC and the listing standards of any national securities exchange on which the Company’s securities are listed.

X.	Interpretation

The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy.  It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act, Rule 10D-1 and the Listing Standards.

XI.	Effective Date

This Policy shall be effective as of November 28, 2023 (the “Effective Date”) and shall apply to Incentive-Based Compensation that is received by a Covered Executive on or after that date, even if such Incentive-Based Compensation was approved, awarded, granted, or paid to Covered Executives prior to the Effective Date. Subject to applicable law, the Administrator may affect recovery under this Policy from any amount of compensation approved, awarded, granted, payable or paid to the Covered Executive prior to, on or after the Effective Date.

XII.	Amendment; Termination

The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to comply with any rules or standards adopted by the SEC and the listing standards of any national securities exchange on which the Company’s securities are listed. The Board may terminate this Policy at any time.

XIII.	Other Recoupment Rights

The Board intends that this Policy shall be applied to the fullest extent of the law.  Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

Adopted by the Board of Directors: September 20, 2023